UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15096

Merck Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

The squeeze out procedure with respect to the remaining publicly held bearer shares of Merck Serono S.A., announced on March 21, 2007 pursuant to the attached press release, has not yet been concluded.  A further press release announcing the conclusion of the squeeze out will be issued by Merck Serono S.A. and submitted to the Commission on Form 6-K at the time that the squeeze out is concluded.

News Release

March 21, 2007

Merck Initiates Squeeze Out Procedure for Shares of Merck Serono S.A.

•              Delisting planned in Switzerland and in the U.S.

Geneva, Switzerland, March 21, 2007 – The Civil Court of Basle-City announced today in the Swiss Official Gazette of Commerce that Merck Vierte Allgemeine Beteiligungsgesellschaft mbH (Merck Vierte), a subsidiary of Merck KGaA, has initiated a squeeze out procedure with respect to the remaining publicly held bearer shares of Merck Serono S.A. (formerly, Serono S.A. – virt-x: SEO and NYSE: SRA).  Merck Vierte jointly with other subsidiaries of Merck KGaA holds over 98% of Merck Serono’s voting rights, and is, therefore, entitled to squeeze out Merck Serono’s remaining outstanding bearer shares.  As a result of the squeeze out, all Merck Serono publicly held bearer shares will be cancelled.

Merck Serono shareholders subject to the squeeze out will receive the same compensation for their bearer shares as those shareholders who tendered their bearer shares to Merck Vierte during the Swiss public tender offer, i.e., CHF 1,100 net in cash per bearer share. As a consequence of the cancellation of the bearer shares, holders of American Depositary Receipts (ADRs) representing Merck Serono bearer shares will receive in U.S. dollars a proportionate amount based on the number of bearer shares their ADRs represent.  Because each ADR represents a one-fortieth of one Merck Serono bearer share, a holder will be entitled to receive the U.S. dollar equivalent of CHF 27.50 per ADR.  ADR holders will receive their distributions of the squeeze out consideration through The Bank of New York, the depositary for Merck Serono’s ADRs. ADR holders will be required to bear any fees and expenses the Bank of New York may impose pursuant to the terms of the Deposit Agreement.

Merck Serono
9 Chemin des Mines	Corporate Media Relations	Corporate Investor Relations
1202 Geneva	Tel:+41 22 414 36 00	Tel:+41 22 414 36 01
Switzerland	Media Relations, USA	Investor Relations, USA
www.merckserono.net	Tel :+1 781 681 23 40	Tel:+1 781 681 25 52

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Furthermore, Merck Serono intends to delist Merck Serono’s securities from the SWX Swiss Exchange and the New York Stock Exchange and terminate Merck Serono’s registration with the U.S. Securities and Exchange Commission (SEC).  Following delisting, trading in the securities on the relevant stock exchange will cease.  Following termination of Merck Serono’s registration with the SEC, Merck Serono will no longer be required to file reports with the SEC.

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Forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Merck Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Merck Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Merck Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation. Merck Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Merck Serono S.A.

Merck Serono S.A. is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Merck

Merck is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006, a history that began in 1668, and a future shaped about 35,000 employees (including Merck Serono) in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCK SERONO S.A.,
a Swiss corporation
(Registrant)

Date	March 21, 2007	By: /s/ Francois Naef
Name: Francois Naef
Title: Chief Administrative Officer